SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-54942

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ X] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 2014

[  ] Transition Report on Form 10-K

[ ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F

[ ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

For Transition Period Ended: ___________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:  ALLIANCE MEDIA GROUP HOLDINGS, INC.

Address of principal executive office (Street and number): 400 N. Congress Avenue, Suite 130, West Palm Beach, FL 33401.

PART II

RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[  ]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.  The Registrant anticipates that it will file its Form 10-Q within the grace period provided by Exchange Act Rule 12b-25.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Daniel de Liege, Chief Executive Officer, Tel. (888) 607-3555

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes

[X] No

The registrant did not file its Annual report on Form 10-K for the fiscal year ended December 31, 2013 on a timely basis.  The registrant expects to file its Form 10-K for the fiscal year ended December 31, 2013 prior to the filing of its Form 10-Q for the period ended March 31, 2014.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes

[X] No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALLIANCE MEDIA GROUP HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ALLIANCE MEDIA GROUP HOLDINGS, INC

By:  /s/  Daniel de Liege

_______________________________

Daniel de Liege

Chief Executive Officer

Date:   May 15, 2014